                        UNITED STATES
              SECURITES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                         FORM U-9C-3


            QUARTERLY REPORT PURSUANT TO RULE 58


            For the quarter ended March 31, 1998



                   ALLEGHENY ENERGY, INC.
            (Name of registered holding company)


   10435 Downsville Pike, Hagerstown, Maryland 21740-1766
          (Address of principal executive offices)



Inquiries concerning this Form U-9C-3 should be directed to:
                        Kenneth M. Jones
                        Allegheny Energy, Inc.
                        10435 Downsville Pike
                        Hagerstown, MD 21740-1766
                        (301) 665-2710

ITEM 1 - ORGANIZATION CHART


      Name               Energy or                            State          Percentage
  of Reporting           gas-related         Date of            Of            of Voting
    Company               Company          Organization     Organization    Securities Held

Allegheny Energy, Inc. (1)

     AYP Capital, Inc. (2)

      Allegheny Energy (3)                 July 23, 1997     Delaware           100
      Solutions, Inc.



Nature of Business:

(1)  Allegheny Energy, Inc.  holds
     directly all of the outstanding
     securities in AYP Capital, Inc.

(2)  AYP Capital, Inc. holds directly
     all of the outstanding securities in
     Allegheny Energy Solutions, Inc.

(3)  Allegheny Energy Solutions, Inc. is
     marketing electric power generation
     within the scope of the Pennsylvania
     retail customer choice pilot program.
     Allegheny Energy Solutions, Inc. also
     offers products and services,
     complementing energy sales, to meet the
     needs of both business and residential
     customers.

NOTE:   On November 18, 1997, a Limited
     Liability Corporation Agreement was
     signed by Allegheny Energy
     Solutions, Inc. (Solutions) and
     Duquesne Energy Partners, Inc.
     (DEP). The agreement provided for
     the formation of a new company,
     Allegheny Energy Solutions, LLC
     (LLC).  The new company was
     incorporated in the first quarter
     of 1998.  Solutions and DEP will
     each hold a 50% interest in the
     LLC.  An application has been made
     to the Pennsylvania Public Utility
     Commission to transfer Solutions'
     license to market power under the
     Pennsylvania retail customer choice
     pilot program to LLC.  It is
     anticipated that LLC will begin
     marketing electric power and other
     complementing energy services as
     soon as the license transfer is
     approved.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS



    Company                 Company                           Amount
 Contributing              Receiving                        Of Capital
    Capital                 Capital                        Contribution

AYP Capital, Inc.       Allegheny Energy Solutions, Inc.   $    1,000             100 Shares of Common Stock
AYP Capital, Inc.       Allegheny Energy Solutions, Inc.   $3,242,620             Capital Contributions




ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions performed by reporting companies on behalf of associate companies


  Reporting      Associate
   Company        Company      Types of    Direct  Indirect   Cost     Total
  Rendering      Receiving     Services    Costs    Costs      Of      Amount
   Services      Services      Rendered   Charged  Charged   Capital   Billed

No services have been provided by the reporting company to associate companies to date.


Part II -- Transactions performed by associate companies on behalf of reporting companies

  Associate      Reporting
   Company        Company      Types of    Direct  Indirect   Cost     Total
  Rendering      Receiving     Services    Costs    Costs      Of      Amount
   Services      Services      Rendered   Charged  Charged   Capital   Billed

Allegheny      Allegheny     Technical     476,449   20,130     -     496,579
Power          Energy        support;
Service        Solutions,    planning &
Corporation    Inc.          implementati
                             on of
                             financial
                             programs;
                             counsel on
                             corporate,
                             legal and
                             regulatory
                             matters;
                             general and
                             administrative
                             services

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:


  Total consolidated capitalization as of    March 31, 1998      $4,668,178,000                       line 1

  Total capitalization multiplied by 15%
  (line 1 multiplied by 0.15)                                       700,226,700                       line 2

  Greater of $50 million or line 2                                                  $ 700,226.700     line 3

  Total current aggregate investment:
  (categorized by major line of energy-related business)
          Allegheny Energy Solutions, Inc.                            1,493,616

                     Total current aggregate investment                                 1,493,616     line 4

  Difference between the greater of $50 million or 15%
  of capitalization and the total aggregate investment
  of the registered holding company system
  (line 3 less line 4)                                                              $ 698,733,084     line 5



Investments in gas-related companies:

        None



ITEM 5 - OTHER INVESTMENTS


   Major Line                Other                 Other
of Energy-Related     Investment in Last     Investment in This     Reason for Difference in
    Business           U-9C-3 Report           U-9C-3 Report          Other Investment


       None

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS




Allegheny Energy Solutions, Inc. Statement of Income for the Quarter and Year-to-date ended March 31, 1998.


Allegheny Energy Solutions, Inc. Balance Sheet as of March 31, 1998.

                          Signature



     Pursuant to the requirements of the Public Utilities
Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ALLEGHENY ENERGY, INC.


                                   /s/  KENNETH M. JONES
                                        Kenneth M. Jones
                                        (Chief Accounting Officer)


May 28, 1998